UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2020

Commission File Number: 001-38746

Taiwan Liposome Company, Ltd.

(Translation of registrant’s name into English)

Taiwan Liposome Company, Ltd.

11F-1, No. 3 Yuanqu Street

Nangang District,

Taipei City, Taiwan 11503

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of Full Patient Enrollment in EXCELLENCE Trial of TLC599 for Osteoarthritis Pain

On December 28, 2020, Taiwan Liposome Company, Ltd. issued a press release announcing that patient enrollment of EXCELLENCE, the Phase III pivotal clinical trial for TLC599 in patients with osteoarthritis (OA) knee pain, has been completed.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

Exhibit Number	Exhibit Description
99.1	Press release, dated December 28, 2020, entitled “TLC Announces Full Patient Enrollment in EXCELLENCE Trial of TLC599 for Osteoarthritis Pain”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAIWAN LIPOSOME COMPANY, LTD.

Date: December 28, 2020	By:	/s/ George Yeh
	Name:	George Yeh
	Title:	President